AmeriChoice Corporation
8045 Leesburg Pike, Suite 650
Vienna, Virginia 22182

September 24, 2002

VIA EDGAR

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Lillian Cummins

Re:	Application for Withdrawal of Registration Statement on Form S-1 (No. 333-84100)

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), AmeriChoice Corporation, a Delaware corporation (the “Company”), hereby makes this application to withdraw the Registration Statement on Form S-1, File No. 333-84100, filed by the Company with the Securities and Exchange Commission (the “SEC”) on March 11, 2002, together with Amendment No. 1 filed by the Company with the SEC on April 19, 2002 (the “Registration Statement”), relating to the proposed public offering of shares of common stock of the Company. The SEC has not declared the Registration Statement effective, a preliminary prospectus has not been circulated and none of the common stock under the Registration Statement has been sold pursuant to the Registration Statement. The Company is withdrawing the Registration Statement due to the consummation of the acquisition of the Company by UnitedHealth Group Inc. (“UHG”) through the merger of the Company with a subsidiary of UHG.

     The undersigned, on behalf of the Company pursuant to Rule 478 of the Act, respectfully requests the SEC to grant the application of the Company to have the Registration Statement withdrawn pursuant to Rule 477 under the Act and issue an appropriate order to that effect.

Very truly yours,

AmeriChoice Corporation

By:	/Edgar G. Rios, Esq. Edgar G. Rios, Esq. Agent for Service of Registration Statement